FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending June 07, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --
Issued - Wednesday 7th June 2006





                        Extension of hedging transaction

                        on Quest Diagnostics Inc shares



GlaxoSmithKline plc (the "Group") announced today that it has extended the maturity of its hedging transaction with Lehman Brothers Finance S.A. with respect to 10 million shares of common stock of Quest Diagnostics Inc ("Quest"), representing approximately 27.4% of the Group's holding in Quest (the "Shares"). The Shares were acquired as a result of the sale of the Group's clinical laboratories business to Quest in 1999. The Group currently holds approximately 18.4% of the issued share capital of Quest.



The hedging transaction is a post-paid variable sale forward ("VSF") with a revised average term of approximately five years from today. The extension has enabled the Group to increase the floor price from US$40.96 to US$49.57 per share and increase the average appreciation cap from US$55.92 to US$65.02 per share. The principal objective of the VSF is to protect the value of some of the Group's shareholding in Quest, by setting a floor price for the Shares, whilst allowing the Group a capped participation in any further appreciation in the Shares. Whilst the Group has the flexibility to wind-up all or part of the VSF at any time, the Group does not currently expect to realise any profit under the VSF in the foreseeable future.



Simon Bicknell
Company Secretary



7th June 2006



About GlaxoSmithKline

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies is committed to improving the quality of human life by enabling people to do more, feel better, and live longer. For company information, visit GlaxoSmithKline at http://www.gsk.com.



Enquiries:

UK Media enquiries:                     Philip Thomson          (020) 8047 5502
                                        Alice Hunt              (020) 8047 5502
                                        Gwenan Evans            (020) 8047 5502

US Media enquiries:                     Nancy Pekarek           (215) 751 7709
                                        Mary Anne Rhyne         (919) 483 2839
                                        Patricia Seif           (215)  751 7709

European Analyst/Investor enquiries:    Duncan Learmouth        (020) 8047 5540
                                        Anita Kidgell           (020) 8047 5542
                                        Jen Hill                (020) 8047 5543
                                        David Mawdsley          (020) 8047 5564

US Analyst/ Investor enquiries:         Frank Murdolo           (215) 751 7002
                                        Tom Curry               (215) 751 5419





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 07, 2006                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc